Exhibit 99.1

Investor Contact:
Amnon Shemer
Chief Financial Officer
amnons@eltek.co.il
+972-3-9395050

Eltek Ltd. Sets Earnings Release Date and Conference
Call for First Quarter 2014 Financial Results

PETACH-TIKVA, Israel, May 14, 2014--Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, will release its financial results for the first quarter of 2014 on Tuesday, May 27, 2014, before the market opens. Eltek's financial results will be released over the news wires and will be posted on its corporate website.

On Tuesday, May 27, 2014 at 10:00 a.m. Eastern Time, Eltek will conduct a conference call to discuss the first quarter results. The call will feature Arieh Reichart, Chief Executive Officer and Amnon Shemer, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please begin placing your calls 10 minutes before the hour:

Domestic:	03-9180691
International:	+972-3-9180691
United States:	1-888-281-1167

                                  At:
                  10:00 a.m. Eastern Time
                  07:00 a.m. Pacific Time
                  17:00 p.m. Israel Time

A replay of the call will be available on Eltek’s corporate website at http://www.eltekglobal.com approximately 48 hours after the conference call is completed and will be archived for 30 days.

About the Company

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products.. For more information, visit Eltek's website at www.eltekglobal.com.

Forward Looking Statements.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.